Syneron Announces New North American Management

Yokneam, Israel – April 27, 2006 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced that Doron Gerstel, former CEO of Zend Technologies has been appointed the new President for Syneron, Inc. Mr. Gerstel replaces Dominic Serafino who will take a leave of absence from Syneron for personal reasons, with the plan of returning to work with the Company in the area of strategic planning and business development.

Mr. Gerstel is the co-founder of Zend Technologies where he served as CEO since its inception in 1999. Mr. Gerstel succeeded in building Zend, a California based company, into the market leader for the creation of modern open source web applications with 20,000 customers worldwide. Mr Gerstel has built a direct sales force in the US and world wide network of distributors. Much of the success of Zend is based on Mr. Gerstel's creation of a collaborative business model, the centerpiece of which was the development of an "eco-system" with customers and strategic partners including IBM, Oracle, SAP, and Intel. Prior to his founding of Zend, Mr. Gerstel was Chief Operating Officer for Lumenis (formerly ESC Medical Systems) where he was responsible for worldwide operations in production, engineering, IT, service and support, procurement, logistics and QA/QC.  He held a number of senior management positions at Fibronics (acquired by Elbit) and at U.S. Healthcare, Inc. Mr. Gerstel serves on the advisory board of Fritz, Inc. (acquired by UPS), the third largest logistics provider in the U.S. Mr Gerstel holds a Bachelor of Science in Economics and Information Systems from the Technion, and an MBA from Tel Aviv University.

Commenting on the management transition, Syneron CEO, David Schlachet said, "I want to thank Dom for the enormous contribution he has made to the building of Syneron's North American operations from its inception into the foremost sales and marketing team in the aesthetic sector.  Dom's leadership of Syneron's North American business through numerous product launches and new sales and marketing initiatives has helped to establish Syneron's elos technology as the safest and most effective technology in the medical aesthetic industry.   Dom will be working closely with Doron to ensure a smooth management transition at Syneron Inc.  We plan to put Dom's extensive knowledge of the aesthetic industry and its players to work on a broader strategic level to help position Syneron for future growth and sector leadership."

Mr. Schlachet continued "We are very pleased that Doron Gerstel will again be applying his extensive managerial talents and creativity to the aesthetic sector by joining Syneron.  Doron has proven himself to be a manager who is particularly skilled at both optimizing and motivating large sales and marketing teams, as well as directing the operations of companies at all levels from procurement and production to service and support.  Many of the key success factors at Zend such as his innovative business model and development of strategic partnership agreements closely parallel the key success factors at Syneron. We look forward to having Doron as part of our Syneron team and to his contribution to Syneron's growth and development."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, which may cause Syneron's actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

For more information, please contact Judith Kleinman, VP Investor Relations, +1-888-886-1338, email: ir@syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.